Exhibit 99.1

MultiMetaVerse Holdings Limited Provides Update on Joint Venture

SHANGHAI, November 11th, 2024 -- MultiMetaVerse Holdings Limited (NASDAQ: MMV) (“MMV” or the “Company”), a leading animation and entertainment company for young consumers in China, today announced an update on its previously announced joint venture with ZHENGHE HOLDING CO., LIMITED (“Zhenghe”), GOLD ABC DIGITAL TECHNOLOGY CO., LIMITED (“GOLD ABC”).

GOLD ABC is a Hong Kong-based entity focused on algorithms to achieve self-holding asset appreciation. This collaboration with Zhenghe aims to leverage the expertise of both parties in financial technology, blockchain, and traditional finance. MMV owns 20% of GOLD ABC and ZHENGHE is responsible for GOLD ABC’s daily management and operation.

It was previously announced that GOLD ABC had borrowed 500 Bitcoins from Zhenghe at an average cost of $60,000 per Bitcoin for a one-year term at 8% interest per annum. On November 8th, 2024, MMV and Zhenghe entered into an agreement whereby Zhenghe agreed to waive the interest payment. As of November 10th, 2024, the price of Bitcoin was $80,600 per Bitcoin.

About MultiMetaVerse Holdings Limited.

MultiMetaVerse Holdings Limited (NASDAQ: MMV) is an animation and entertainment company dedicated to providing a high-quality, immersive entertainment experience through original, user-generated, and professional user-generated content. MMV commenced animation production in 2015 under its signature Aotu World brand, which has attracted a broad following with its inspiring storyline and unique graphic style, particularly among younger audiences in China. By leveraging the company’s established user base, MMV has built a diverse product portfolio, including animated content, comic books, short videos, collectibles, stationery, consumer products, and mobile games across the Aotu World brand. It has also developed and augmented new brands, stories, and characters, such as Neko Album.

For more information, please visit https://www.multi-metaverse.com/.

For investor and media inquiries, please contact:

MultiMetaVerse Holdings Limited

Investor Relations

E-mail: ir@multi-metaverse.com

Safe Harbor Statement

This press release contains forward-looking statements which generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.